Exhibit 99.B.28(h)(xxviii)

FORM OF

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This agreement (this “Agreement”) is entered into as of the [      ] day of [                ], 2012, between Origin Asset Management LLP (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Origin International Equity Fund, a series of the Trust, (the “Fund”) (initially capitalized expressions not otherwise defined in this Agreement shall have the meanings ascribed to them in that certain Investment Advisory Agreement dated as of [      ], 2012 by and between the Trust, on behalf of the Fund, and the Adviser).

WHEREAS, the Adviser believes that a three year limitation of the Fund’s expenses will enhance the Fund’s opportunities to maintain and grow assets, which, in turn, will benefit the Adviser by maintaining or increasing the asset based advisory fee received by the Adviser; and

WHEREAS, the Adviser is prepared to agree contractually to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses (excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions) do not exceed the levels described below in accordance with the following terms and conditions.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction.  The Adviser agrees that from the commencement of operations of the Fund through [June 30, 2015] it will reduce its compensation and/or reimburse certain expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) 1.25% as a percentage of average daily net assets of the Fund.

Fee Recovery.  The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Funds.

Amendment.  This Agreement shall remain in full force and effect unless and until terminated, modified or otherwise revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

Origin Asset Management LLP

By:
Name:
Title:

FundVantage Trust, on behalf of the Origin International Equity Fund

By:
Name:	Joel Weiss
Title:	President